Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    Heli-One Supports Brazilian Operator

    VANCOUVER, Aug. 29 /CNW/ - Heli-One, an operating subsidiary of CHC
Helicopter Corporation ("CHC") (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI),
announced today it has secured a new maintenance support contract with Lider
Taxi Areo S.A - Air Brasil ("Lider Aviaao") of Brazil.
    Lider Aviaao will send various major component units to Heli-One for overhaul on an exchange basis. Main, intermediate and tail gearboxes, along with other major components from Lider Aviaao's fleet of Sikorsky S76, Bell
212 and Bell 412 aircraft will be overhauled by Heli-One, and exchange units will be provided.
    Chris McDowell, Heli-One's Vice President of Business Development and
Sales said, "We are excited to work with South America's largest operator, and are confident that our major component exchange program will provide Lider
Aviaao with operational solutions and increased flexibility. We're looking forward to forging a long-term relationship with Lider Aviaao."
    Lider Aviaao's Chief Financial Officer, Ronaldo Ribeiro, said, "With more than 48 years in the industry, we need a maintenance organization that can uphold the same high standards we're known for - we believe we've found that in Heli-One. We're confident Heli-One's extensive experience and broad support network will assist us in providing uninterrupted service to our customers."

    Heli-One is the world's largest, independent helicopter support company, providing engine and component repair and overhaul, modifications, inspections, completions and logistics support for 20 different aircraft types, operated by customers around the world.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgment, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Chris McDowell, Vice President, Business
Development and Sales, Heli-One, (604) 232-7341; Rick Davis, Senior Vice
President and Chief Financial Officer, CHC Helicopter Corporation, (604)
279-2471/
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  Heli-One; CHC Helicopter Corporation

CNW 14:45e 29-AUG-07